Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$233	$158
Equity earnings net of distributions	(9)	(11)

Total earnings	224	147

Income taxes	136	79

Fixed charges:
Interest expense including amortization of debt discount	128	130
Portion of rentals representing an interest factor	51	51

Total fixed charges	179	181

Earnings available for fixed charges	$539	$407

Ratio of earnings to fixed charges	3.0	2.2